Ballard Power Systems Inc.

News Release

Ballard to Present at the Jefferies 9th Global Clean Technology Conference
For Immediate Release – March 4, 2010

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that John Sheridan, President & CEO will present at the Jefferies 9th Global Clean Technology Conference in New York on Wednesday, March 17, 2010 at 4:00pm ET.

John Sheridan will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets. A link to the live audio webcast will be available at www.ballard.com. In addition, a playback of the audio webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:	Guy McAree +1.604.412.7919 media@ballard.com